UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

128, Boulevard de la Pétrusse
L-2330, Luxembourg

Grand Duchy of Luxembourg
Tel: +35226258274

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MATERIAL INFORMATION

Corporación América Airports S.A. (the “Company”) held its annual general meeting of shareholders (the “General Meeting”) on Tuesday, May 23, 2022, at 12:00 p.m. (Luxembourg time). The Company’s shareholders approved and adopted all matters submitted to them at the General Meeting.

Results of the Meeting

1.            Presentation of the annual accounts of the Company for the financial year ended December 31, 2022 (the “2022 Financial Year”), of the consolidated financial statements for the 2022 Financial Year as well as the management report and independent auditor’s report for the 2022 Financial Year.

The General Meeting acknowledged the presentation of the International Accounting Standards Board (IASB) and the European Union International Financing Reporting Standards (EU IFRS) consolidated financial statements of the Company for the 2022 Financial Year and the Company’s annual accounts for the 2022 Financial Year (together, the “Financial Statements”), the management report and independent auditor’s report for the 2022 Financial Year.

2.            Approval of the Financial Statements and the management report and acknowledgement of the independent auditor’s report.

The General Meeting resolved to approve the Financial Statements, the management report and acknowledged the report of the independent auditor relating thereto in accordance with article 461-7 of the Luxembourg act on commercial companies dated August 10, 1915, as amended.

3.            Allocation of results for the 2022 Financial Year.

The General Meeting acknowledged that the Company has made a profit with respect to the 2022 Financial Year in an aggregate amount of U.S.$ 51,907,296.74 (fifty-one million nine hundred seven thousand two hundred ninety-six U.S. dollars and seventy-four cents) (the “Profit”).

The General Meeting resolved to allocate 5% of the Profit made during the 2022 Financial Year and therefore to allocate an amount of U.S.$ 2,595,364.84 (two million five hundred ninety-five thousand three hundred sixty-four U.S. dollars and eighty-four cents) to the legal reserve, in accordance with article 461-1 of the Companies Act.

The General Meeting further resolved to set-off a portion of the losses incurred by the Company during the previous financial years and brought forward in an amount of U.S.$ 61,298,998.70 (sixty-one million two hundred ninety-eight thousand nine hundred ninety-eight US dollars and seventy cents) against the remainder of the Profit in an amount of U.S.$ 49,311,931.90 (forty-nine million three hundred eleven thousand nine hundred thirty-one U.S. dollars and ninety cents).

4.            Discharge (quitus) of the members of the Board for the exercise of their mandate for the 2022 Financial Year.

The General Meeting resolved to grant discharge (quitus) to the members of the Board for the performance of their duties as members of the Board for, and in connection with, the 2022 Financial Year.

5.            Appointment of the members of the Board for a mandate which will end at the occasion of the approval of the annual accounts of the Company for the financial year ending on December 31, 2025.

The General Meeting resolved to appoint the following persons as members of the Board for a mandate which will end at the occasion of the approval of the annual accounts of the Company for the financial year ending on December 31, 2025:

(i)	BOMCHIL, Máximo Luis, director, born in Ciudad Autónoma de Buenos Aires, Argentina, on May 13, 1950 and with professional address at Av. Corrientes 420, C1043AAR, Ciudad Autónoma de Buenos Aires, Argentina;

(ii)	EURNEKIAN, Martín Francisco Antranik, director, born in Ciudad Autónoma de Buenos Aires, Argentina, on November 28, 1978 and with professional address at Ruta 101 Km 19.95, 14000, Canelones, Uruguay;

(iii)	ARENDT, David, director, born in Luxembourg-City, Grand Duchy of Luxembourg, on April 4, 1953 and with professional address at 19, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg;

(iv)	MARX, Daniel, director, born in Paysandú, Uruguay, on April 16, 1953 and with professional address at Av. Corrientes 222, piso 12, C1043AAP, Ciudad Autónoma de Buenos Aires, Argentina;

(v)	McGEOCH, Roderick Hamilton, director, born in Albury, Australia, on October 2, 1946 and with professional address at 62, Wallis St Woollahra, 2025 Sydney, Australia;

(vi)	MONTAGNA, Carlo Alberto, director, born in Pavia, Italy, on February 27, 1964 and with professional address at 19, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg; and

(vii)	PECHON, Valérie, director, born in Caracas, Venezuela, on November 10, 1975 and with professional address at 8, rue de la Grève, L-1643 Luxembourg, Grand Duchy of Luxembourg.

6.            Approval, authorization and, to the extent necessary, ratification of the remuneration of the members of the Board.

The General Meeting resolved to approve, authorise and, to the extent necessary, ratify the gross remuneration for the members of the Board, for the performance of their duties in connection with their mandate as directors of the Company during the 2022 Financial Year, to an aggregate amount of EUR 362,500 (three hundred and sixty-two thousand five hundred euros), excluding any VAT if applicable.

7.            Approval, authorization and, to the extent necessary, ratification of the renewal and amendment of the directors’ compensation policy setting out the compensation system for the current and future directors of the Company (the “Directors’ Compensation Policy”).

The General Meeting resolved to approve, authorise and, to the extent necessary, ratify the renewal and amendment of the Directors’ Compensation Policy for the period starting on the date of this General Meeting until the earlier of (i) the Company’s shareholders annual general meeting to be held in 2026, which will resolve on the annual accounts of the Company for the financial year ending on December 31, 2025, or (ii) the third anniversary as from the date of this General Meeting.

8.            Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending December 31, 2023.

The General Meeting resolved to renew the mandate of PricewaterhouseCoopers as independent auditor (cabinet de révision agréé) for the establishment of the annual accounts and consolidated financial statements of the Company for the financial year ending December 31, 2023, and to grant power and authority to the Board to enter into the relevant agreement (in accordance with market standards) with PricewaterhouseCoopers.

9.            Renewal of the authorised share capital of the Company.

The General Meeting resolved to renew the authorised capital provisions set out in the articles of association of the Company (the “Articles”) authorising the Board to increase the share capital of the Company in the same terms as they currently stand but the starting date of the authorization period, and to consequently amend article 5.5(b) of the Articles, so that it shall henceforth read as follows:

“(b) Terms of the authorisation

The Board is authorised, during a period starting on May 23, 2023, regardless of the date of publication of such deed, and expiring on the fifth anniversary of such date (the Period), to increase the current share capital up to the Authorised Capital Amount, in whole or in part from time to time: (i) by way of issuance of shares in consideration for a payment in cash, (ii) by way of issuance of shares in consideration for a payment in kind, and/or (iii) by way of capitalisation of distributable profits and reserves, including share premium.

The Board is authorised to determine the terms and conditions attaching to any subscription and issuance of shares pursuant to the authority granted under this Article 5.5, including by setting the time and place of the issuance or the successive issuances of shares, the issue price, with or without share premium, and the terms and conditions of payment for the shares under any documents and agreements including, without limitation, convertible loans, option agreements or stock option plans.

During the Period, the Board is authorised to issue convertible bonds, or any other convertible debt instruments, bonds carrying subscription rights or any other instruments entitling their holders to subscribe for or be allocated with shares, such as, without limitation, warrants (the Instruments), within the limits of the Authorised Capital Amount. The issuance of the shares to be issued following the exercise of the rights attached to the Instruments may be carried out by a payment in cash, a payment in kind or a capitalisation of distributable profits and reserves, including share premium during or after the Period.

The Board is authorised to (i) determine the terms and conditions of the Instruments, including the price, the interest rate, the exercise rate, conversion rate or the exchange rate, and the repayment conditions, and (ii) issue such Instruments.”

10.          Amendment of the number of executive committee (comité de direction) members of the Company.

The General Meeting resolved to amend the number of executive committee (comité de direction) members of the Company, and to consequently amend the first paragraph of article 16.2 of the Articles, so that it shall henceforth read as follows:

“The management of the Company shall be delegated to an executive committee (comité de direction), consisting of a maximum of five (5) members including, inter alia, a Chief Executive Officer, a Chief Financial Officer, a Head of Legal and Compliance and other members of the senior management, designated from time to time by the Board.”

11.          Amendment to the signatory powers in respect of the daily management.

The General Meeting resolved to amend the signatory powers in respect of the daily management, and to consequently amend article 17.2 of the Articles, so that it shall henceforth read as follows:

“17.2         Signatory powers in respect of the daily management

In respect of the daily management, the Company will be bound towards third parties by the joint signatures of the persons appointed to that effect in accordance with Article 16.1 or by the joint signature of the daily manager (délégué à la gestion journalière) together with the signature of any member of the executive committee (comité de direction).”

12.          Amendment of the term “chairman” to “chairperson” in the Articles.

The General Meeting resolved to replace the term “chairman” by “chairperson”, and to consequently amend articles 11.8, 11.9, 13.1, 13.2, 13.5(c), 14.1 and 14.2 of the Articles, so that they shall henceforth read as follows:

“11.8         Bureau

The shareholders shall elect a chairperson of the General Meeting. The chairperson shall appoint a secretary and the shareholders shall appoint a scrutineer. The chairperson, the secretary and the scrutineer together form the bureau of the General Meeting.”

“11.9         Minutes and certified copies

The minutes of the General Meeting will be signed by the members of the bureau of the General Meeting and by any shareholder who wishes to do so.

However, where decisions of the General Meeting have to be certified, copies or extracts for use in court or elsewhere must be signed by the chairperson of the Board or the secretary of such General Meeting (as may be appointed from time to time) or by any two (2) other directors.”

“13.1         Chairperson

The Board may appoint a chairperson (the Chairperson) from among its members and may choose a secretary, who need not be a director, and who shall be responsible for keeping the minutes of the meetings of the Board. The Chairperson will chair all meetings of the Board. In his/her absence, the other members of the Board will appoint another chairperson pro tempore who will chair the relevant meeting by simple majority vote of the directors present or represented at such meeting.”

“13.2         Procedure to convene a board meeting

The Board shall meet upon call by either of the Chairperson, the secretary of the Board (as may be appointed from time to time), the Company secretary or any two directors at the place indicated in the meeting notice.

Written meeting notice of the Board shall be given to all the directors at least twenty-four (24) hours in advance of the day and the hour set for such meeting, except in circumstances of emergency, in which case the nature of such circumstances shall be set forth briefly in the convening notice of the meeting of the Board.

No such written meeting notice is required if all the members of the Board are present or represented during the meeting and if they state they have been duly informed and have had full knowledge of the agenda of the meeting. In addition, if all the members of the Board are present or represented during the meeting and they agree unanimously to set the agenda of the meeting, the meeting may be held without having been convened in the manner set out above.

A member of the Board may waive the written meeting notice by giving his/her consent in writing.

Copies of consents in writing that are transmitted by telefax or e-mail may be accepted as evidence of such consents in writing at a meeting of the Board. Separate written notice shall not be required for meetings that are held at times and at places determined in a schedule previously adopted by a resolution of the Board.”

“(c)            Casting vote of Chairperson

In the case of a tied vote, the Chairperson or the chairperson pro tempore, as the case may be, shall have a casting vote.”

“14.1         Signature of board minutes

The minutes of any meeting of the Board shall be signed by the Chairperson or the chairperson pro tempore, as the case may be or by all the directors present at such meeting.”

“14.2        Signature of copies or extracts of board minutes

Copies or extracts of minutes or resolutions in writing from the Board, which may be produced in judicial proceedings or otherwise shall be signed by either the Chairperson, the secretary of the Board (as may be appointed from time to time), or any two members of the Board.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Head of Legal and Compliance

By:	/s/ Jorge Arruda
Name: Jorge Arruda
Title: Chief Financial Officer

Date: May 23, 2023